UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Aegean Marine Petroleum Network Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y0017S102

(CUSIP Number)

THE committee for aegean accountability

c/o Tyler Baron

1 Ferry Building, Suite 255

San Francisco, California 94111

(415) 677-5490

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 26, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

THE COMMITTEE FOR AEGEAN ACCOUNTABILITY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,971,075
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,971,075
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,971,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

TYLER BARON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,808,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,808,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,808,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

JUSTIN MOORE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

AUGUST ROTH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

RBM Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,807,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,807,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,807,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

SHAH CAPITAL OPPORTUNITY FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,268,700
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,268,700
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,268,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

SHAH CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,268,700
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,268,700
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,268,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

SHAH CAPITAL MANAGEMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NORTH CAROLINA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,461,207
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,461,207
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,461,207
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

IA

9

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

HIMANSHU H. SHAH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		35,594
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,461,207
PERSON WITH	9	SOLE DISPOSITIVE POWER

35,594
	10	SHARED DISPOSITIVE POWER

1,461,207
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,496,801
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

TOWLE CAPITAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		313,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

313,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

313,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

11

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

TOWLE DEEP VALUE FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		324,700
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

324,700
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

324,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IV

12

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

TOWLE & CO.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MISSOURI
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,029,539
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,029,539
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,029,539
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

IA

13

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

JOSEPH E. TOWLE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		69,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,029,539
PERSON WITH	9	SOLE DISPOSITIVE POWER

69,000
	10	SHARED DISPOSITIVE POWER

2,029,539
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,098,539
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

CHRISTOPHER D. TOWLE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		27,735
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,029,539
PERSON WITH	9	SOLE DISPOSITIVE POWER

27,735
	10	SHARED DISPOSITIVE POWER

2,029,539
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,057,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

RAYMOND J. BARTOSZEK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		175,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

175,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

175,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

16

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

THE KIRSHNER LIVING TRUST DTD 4/29/2015
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

17

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

DAVID K. KIRSHNER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

18

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

DONALD A. MOORE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED KINGDOM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		360,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

360,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

360,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

19

CUSIP No. Y0017S102

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

On May 1, 2018, each of the Reporting Persons delivered a written notice to withdraw from and terminate the Group Agreement, dated December 20, 2017, by and among Tyler Baron, August Roth, Justin Moore, Shah Capital Management, Inc., a North Carolina corporation, and Towle & Co., a Missouri corporation, as amended by the joinder agreements dated January 31, 2018 and March 7, 2018, respectively (collectively, the “Group Agreement”), adding Raymond Bartoszek, David Kirshner, Donald Moore and RBM Holdings, LLC (“RBM”), each a “Party,” and collectively, the “Parties” or the “Committee for Aegean Accountability” (“CAA”), with such dissolution taking effect upon the Issuer’s public announcement of the Agreement (as defined in Item 4 below). As such, each of the Parties are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 4.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 26, 2018, RBM Holdings LLC (“RBM”) entered into an agreement with the Issuer (the “Agreement”) regarding certain changes to the composition of the Issuer’s Board of Directors (the “Board”). Pursuant to the Agreement, the Issuer agreed, among other things, to set the size of the Board at seven (7) members and to nominate and appoint Tyler Baron, Donald Moore and Raymond Bartoszek (the “Agreed Appointees”) as Board members as follows: (a) Tyler Baron and Donald Moore, each as Class B directors with terms expiring at the Issuer’s 2020 Annual Meeting of Shareholders, and (b) Raymond Bartoszek (the “Class C Appointee”) as a Class C director with a term expiring at the 2018 Annual Meeting of Shareholders (the “2018 Annual Meeting”).

Pursuant to the Agreement, the Issuer agreed to certain changes to Board committees including, among other things, (i) that RBM or Tyler Baron, as the authorized designee of RBM (its “Designee”) shall designate one-half of the members of the Special Committee of the Board to review strategic alternatives, (ii) that RBM or its Designee shall designate one-half of the members of the Nominating and Corporate Governance Committee (the “Nominating Committee”), (iii) that RBM or its Designee shall designate one-third of the members of the Audit Committee, (iv) that RBM or its Designee shall designate one-third of the members of the Compensation Committee, (v) that a new committee shall be created, comprised of two of the Agreed Appointees and one of the Issuer’s current directors (the “Advisory Committee”) to review and make recommendations related to the Issuer’s convertible notes due in November 2018, and (vi) to take all necessary actions to promptly, after the appointment of the Agreed Appointees to the Board, hold an election by the Board of a new Chairman of the Board.

Pursuant to the Agreement, the Issuer agreed that the Board shall nominate, recommend, support and solicit proxies solely for (i) the Class C Appointee as a Class C director with a term expiring at the Issuer’s 2021 Annual Meeting of Shareholders (the “2021 Annual Meeting”) and (ii) George J. Konomos as a Class C director, with a term expiring at the 2021 Annual Meeting (the “Continuing Director”) for election to the Board at the 2018 Annual Meeting. The Issuer also agreed to hold its 2018 Annual Meeting no later than August 1, 2018 and its 2019 Annual Meeting of Shareholders no later than August 1, 2019.

20

CUSIP No. Y0017S102

In the event any Agreed Appointee or any Replacement Director (as defined below) is unable or unwilling to serve as a director and ceases to be a director, resigns as a director or is removed as a director or ceases to be a director for any other reason (including as the result of a failure to receive the requisite number of votes at the applicable annual meeting of shareholders of the Issuer), with respect to such Agreed Appointee, RBM or its Designee may recommend a substitute Agreed Appointee (a “Replacement Director”) so long as the RBM Parties (as defined in the Agreement), in the aggregate, own at least the lesser of 1% of the then outstanding Common Stock or 406,404 shares of Common Stock (subject to adjustments for stock splits, reclassifications, combinations and similar adjustments). In addition, the Agreement provides for Replacement Directors to be appointed to any applicable Board committee or subcommittee of which the replaced director was a member, subject to NYSE rules and applicable law, with the Agreed Appointees able to serve as interim members of such committees until such Replacement Director is appointed. Any Replacement Director designated to replace the Class C Appointee or Replacement Director prior to the mailing of the Issuer’s definitive proxy statement for the 2018 Annual Meeting shall stand for election at the 2018 Annual Meeting together with the Issuer’s other director nominee.

In the event that any of Yiannis N. Papanicolaou, Spyridon Fokas, George Konomos or Konstantinos Koutsomitopoulos (or any replacement thereof) is (A) unable or unwilling to serve as a director and ceases to be a director, (B) resigns as a director, (C) is removed as a director or (D) ceases to be a director for any other reason (including as a result of a failure to receive the requisite number of votes at the applicable Annual Meeting of the Shareholders), such director shall be replaced by a new director recommended to the Board by the Nominating Committee and, immediately thereafter, appointed by the Board, provided that any substitute director so designated to replace a director who qualified as “independent” pursuant to the listing standards of the NYSE shall also qualify as “independent,” and any substitute director so designated to replace a director who was not a citizen or resident of the United States shall also not be a citizen or resident of the United States.

The Agreement further provides the Board Criteria (as defined in the Agreement) for an RBM-recommended Replacement Director to be considered by the Nominating Committee, and the procedures through which such Replacement Director would be deemed qualified and recommended for appointment to the Board by the Nominating Committee.

The Issuer agreed not to take action to increase the size of the Board to more than seven (7) directors, and further agreed not to change or seek to change the classes on which the Board members serve without the prior written consent of RBM or its Designee, subject to certain exceptions noted in the Agreement. The Company also agreed to nominate two (and only two) Class A directors for election at the 2019 Annual Meeting.

Pursuant to the Agreement, the RBM Parties agreed to certain standstill and voting provisions, including voting in favor of the Issuer’s proposed slate of directors at its 2018 Annual Meeting of Shareholders (the “Annual Meeting”), lasting from the date of the Agreement until the earliest of (x) the date that is thirty (30) calendar days prior to the deadline for the submission of shareholder nominations for the 2019 Annual Meeting pursuant to the Issuer’s Amended & Restated Bylaws, (y) the date that is one hundred (100) days prior to the first anniversary of the 2018 Annual Meeting and (z) such time, no earlier than immediately after the conclusion of the 2018 Annual Meeting, as no Agreed Appointee (or Replacement Director) is serving on the Board and RBM or its Designee has notified the Issuer in writing that they will not seek to fill such vacancy (the “Standstill Period”). The standstill provisions provide, among other things, that the RBM Parties cannot (i) engage in any solicitation of proxies or consents (including the solicitation of consents that seeks to call a special meeting), (ii) form, join, or participate in any “group” with stockholders of the Issuer, other than with the Reporting Persons, (iii) encourage any person to submit nominees in furtherance of a contested solicitation for the election or removal of directors; (iv) submit any proposal for consideration by stockholders of the Issuer at any annual or special meeting of stockholders; (v) seek, alone or in concert with others, Board representation (except to the extent permitted in the Agreement), (vi) advise, knowingly encourage, knowingly support or knowingly influence any person or entity with respect to the voting or disposition of any securities of the Issuer at any annual or special meeting of shareholders (except as permitted in the Agreement), or (vii) make any request or submit any proposal to amend the terms of the Agreement other than through non-public communications with the Issuer that would not be reasonably determined to trigger public disclosure obligations.

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CUSIP No. Y0017S102

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

On May 1, 2018, the Reporting Persons delivered a written notice to withdraw from and terminate the Group Agreement dated December 20, 2017, by and among Tyler Baron, August Roth, Justin Moore, Shah Capital Management, Inc., a North Carolina corporation, and Towle & Co., a Missouri corporation, as amended by the joinder agreements dated January 31, 2018 and March 7, 2018, respectively, adding Raymond Bartoszek, David Kirshner, Donald Moore and RBM, each a “Party,” and collectively, the “Parties” or the “CAA”, with such dissolution taking effect upon the Issuer’s public announcement of the Agreement.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 40,640,422 Shares outstanding as of September 30, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Report of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission on November 15, 2017.

A.	Mr. Baron
(a)	As of the close of business on May 1, 2018, Mr. Baron directly owned 1,000 Shares. Mr. Baron, as the manager of RBM, may be deemed the beneficial owner of the 1,807,000 Shares owned by RBM.

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 1,808,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,808,000
4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Baron has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.
B.	Mr. J. Moore
(a)	As of the close of business on May 1, 2018, Mr. J. Moore directly owned 1,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,000 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 1,000 4. Shared power to dispose or direct the disposition: 0
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(c)	Mr. J. Moore has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.
C.	Mr. Roth
(a)	As of the close of business on May 1, 2018, Mr. Roth directly owned 1,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,000 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 1,000 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Roth has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.
D.	RBM
(a)	As of the close of business on May 1, 2018, RBM beneficially owned 1,807,000 Shares

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,807,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,807,000
(c)	RBM has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.
E.	Shah Opportunity
(a)	As of the close of business on May 1, 2018, Shah Opportunity beneficially owned 1,268,700 Shares.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 1,268,700
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,268,700
4. Shared power to dispose or direct the disposition: 0
(c)	Shah Opportunity has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.
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F.	Shah Capital
(a)	Shah Capital, as the general partner of Shah Opportunity, may be deemed the beneficial owner of the 1,268,700 Shares owned by Shah Opportunity.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 1,268,700
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,268,700
4. Shared power to dispose or direct the disposition: 0
(c)	Shah Capital has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.
G.	Shah Management
(a)	As of the close of business on May 1, 2018, 192,507 Shares were held in the Shah Management Account. Shah Management, as the investment manager of Shah Opportunity, may be deemed the beneficial owner of 1,461,207 Shares consisting of 1,268,700 Shares owned by Shah Opportunity.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 1,461,207
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,461,207
4. Shared power to dispose or direct the disposition: 0
(c)	Shah Management has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.
H.	Mr. Shah
(a)	As of the close of business on May 1, 2018, Mr. Shah directly owned 35,594 Shares. Mr. Shah, as President and Chief Investment Officer of Shah Management and the managing member Shah Capital, may be deemed the beneficial owner of 1,496,801 Shares consisting of (i) 1,268,700 Shares owned by Shah Opportunity and (ii) 192,507 Shares held in the Shah Management Account.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 35,594
2. Shared power to vote or direct vote: 1,461,207
3. Sole power to dispose or direct the disposition: 35,594
4. Shared power to dispose or direct the disposition: 1,461,207
(c)	Mr. Shah has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.
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CUSIP No. Y0017S102

I.	Towle Capital
(a)	As of the close of business on May 1, 2018, Towle Capital beneficially owned 313,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 313,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 313,000
4. Shared power to dispose or direct the disposition: 0
(c)	Towle Capital has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.
J.	Towle Value
(a)	As of the close of business on May 1, 2018, Towle Value beneficially owned 324,700 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 324,700
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 324,700
4. Shared power to dispose or direct the disposition: 0
(c)	Towle Value has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.
K.	Towle
(a)	As of the close of business on May 1, 2018, 1,391,839 Shares were held in the Towle Account. Towle, as the general partner of Towle Capital and investment manager of Towle Value, may be deemed the beneficial owner of 2,029,539 Shares consisting of (i) 313,000 shares owned by Towle Capital and (ii) 324,700 shares owned by Towle Value.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 2,029,539
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,029,539
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by Towle through the Towle Account since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
L.	Mr. J. Towle
(a)	As of the close of business on May 1, 2018, Mr. J. Towle directly owned 58,900 Shares and, as the investment manager of Ellwood, may be deemed the beneficial owner of the 10,100 Shares held by Ellwood. Mr. J. Towle, as a partner of Towle, may be deemed the beneficial owner of 2,087,289 Shares including (i) 1,391,839 Shares held in the Towle Account; (ii) 313,000 Shares owned by Towle Capital and (iii) 324,700 Shares owned by Towle Value.

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Percentage: Approximately 5.2%

(b)	1. Sole power to vote or direct vote: 69,000
2. Shared power to vote or direct vote: 2,029,539
3. Sole power to dispose or direct the disposition: 69,000
4. Shared power to dispose or direct the disposition: 2,029,539
(c)	Mr. J. Towle has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D. The transactions in the Shares on behalf of Towle through the Towle Account since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
M.	Mr. C. Towle
(a)	As of the close of business on May 1, 2018, Mr. C. Towle directly owned 26,500 Shares, including 4,500 Shares owned by his spouse. Mr. C. Towle, as general partner of Towle Partners, may be deemed the beneficial owner of the 1,235 Shares held by Towle Partners. Mr. C. Towle, as a partner of Towle, may be deemed the beneficial owner of 2,046,024 Shares including (i) 1,391,839 Shares held in the Towle Account; (ii) 313,000 Shares owned by Towle Capital and (iii) 324,700 Shares owned by Towle Value.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 27,735
2. Shared power to vote or direct vote: 2,029,539
3. Sole power to dispose or direct the disposition: 27,735
4. Shared power to dispose or direct the disposition: 2,029,539
(c)	Mr. C. Towle has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D. The transactions in the Shares on behalf of Towle through the Towle Account since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
N.	Mr. Bartoszek
(a)	As of the close of business on May 1, 2018, Mr. Bartoszek directly owned 175,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 175,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 175,000
4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Bartoszek has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.
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CUSIP No. Y0017S102

O.	Kirshner Trust
(a)	As of the close of business on May 1, 2018, the Kirshner Trust beneficially owned 3,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,000 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 3,000 4. Shared power to dispose or direct the disposition: 0
(c)	The Kirshner Trust has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.
P.	Mr. Kirshner
(a)	Mr. Kirshner, as the trustee of the Kirshner Trust, may be deemed the beneficial owner of the 3,000 Shares owned by the Kirshner Trust.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,000 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 3,000 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Kirshner has not entered into any transactions in the Shares since the filing of Amendment No. 3 the Schedule 13D.
Q.	Mr. D. Moore
(a)	As of the close of business on May 1, 2018, Mr. D. Moore directly owned 360,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 360,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 360,000
4. Shared power to dispose or direct the disposition: 0
(c)	Mr. D. Moore has not entered into any transactions in the Shares since the filing of Amendment No. 3 the Schedule 13D.

(e)       As of May 2, 2018, the Reporting Persons ceased to collectively be the beneficial owners of more than 5% of the Shares of the Issuer following the termination of the Group Agreement.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

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Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 26, 2018, the Committee and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Agreement by and among RBM and the Issuer, dated April 26, 2018.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2018

/s/ Tyler Baron
Tyler Baron

/s/ August Roth
August Roth

/s/ Justin Moore
Justin Moore

RBM Holdings LLC

By:	/s/ Tyler Baron
	Name:	Tyler Baron
	Title:	Manager

Shah Capital Opportunity Fund LP

By:	Shah Capital LLC, its General Partner

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	Managing Member

Shah Capital LLC

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	Managing Member

Shah Capital Management

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	President and Chief Investment Officer

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/s/ Himanshu H. Shah
Himanshu H. Shah

Towle Capital Partners LP

By:	Towle & Co., its General Partner

By:	/s/ Christopher D. Towle
	Name:	Christopher D. Towle
	Title:	President and CEO

Towle Deep Value Fund

By:	Towle & Co., its Investment Manager

By:	/s/ Christopher D. Towle
	Name:	Christopher D. Towle
	Title:	President and CEO

Towle & Co.

By:	/s/ Christopher D. Towle
	Name:	Christopher D. Towle
	Title:	President and CEO

/s/ Joseph E. Towle
Joseph E. Towle

/s/ Christopher D. Towle
Christopher D. Towle

/s/ Raymond J. Bartoszek
Raymond J. Bartoszek

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The Kirshner Living Trust dtd 04/29/2015

By:	/s/ David K. Kirshner
	Name:	David K. Kirshner
	Title:	Trustee

/s/ David K. Kirshner
David K. Kirshner

/s/ Donald A. Moore
Donald A. Moore

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CUSIP No. Y0017S102

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 3 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

towle & co.

(Through the Towle Account)

Sale of Common Stock	(510)	*	04/05/2018
Purchase of Common Stock	10,100	**	04/16/2018
Sale of Common Stock	(730)	2.7550	04/26/2018

* Represents termination of a client account.

** Represents the addition of a client account, the Shares were already held by the client.